August 3, 2005

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

Dear Mr. Spirgel:

We are in receipt of your letter dated July 28, 2005 (received via FAX by us on July 29, 2005) containing comments on our Form 20-F for the fiscal year dated December 31, 2004.  In your letter, you asked that we respond to your comments within 10 business days or inform you of when we would be able to provide a response.

Upon receiving your letter, I informed Ms. Kathryn Jacobson, Staff Accountant, by email that we would be unable to respond to your comments within the requested 10 business days.  Ms. Jacobson asked that we file a request for an extension via EDGAR indicating the date when we expect to file a response.

As I informed Ms. Jacobson, Chantal Bourgeat, our Chief Financial Officer, as well as our Chief Accountant will be out of the office until August 29.  In addition, we are working with a limited accounting staff throughout much of August as are our outside consultants.  Given this situation, I expect that we will be in a position to respond to your comments on or prior to September 2, 2005.  Accordingly, we hereby request that you grant us an extension until September 2, 2005 to respond to the comments contained in your July 28, 2005 letter.

I look forward to receiving your response by fax (33 (0)1 46 29 40 55), email (lisaann.sanders@wavecom.com) or telephone (33 (0)1 46 29 41 81).  Thank you for your attention to this matter.

Best regards,

Lisa Ann Sanders

Director, Communications and Investor Relations

WAVECOM S.A

3 esplanade du Foncet

92442 Issy les Moulineaux – France

Tel : +33(0)1 46 29 08 00

Fax : +33 (0)1 46 29 08 08

Website : www.wavecom.com

SA au capital de 15 506 290   uros - R.C.S Nanterre B 391 838 042

WAVECOM © 2003. All rights reserved